March 10, 2015

New Source Energy Partners Limited Partnership
914 N. Broadway
Suite 230
Oklahoma City, Oklahoma 73102
Attn:    Mr. Kristian Kos
CEO

Re: Oil, Natural Gas and Natural Gas Liquids
Analysis of Reserves and Future Net Revenues
SEC Pricing as of December 31, 2014

Mr. Kos,
At your request, the firm of Ralph E. Davis Associates, Inc. (“Davis”) of Houston, Texas has prepared an estimate of the reserves and future net revenue associated with specific leaseholds in which New Source Energy Partners, LP (“NSLP”) owns certain interests. The purpose of this report is to present a summary of the proved developed producing, shut-in and undeveloped reserves that in our opinion meet the criteria for proved reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report.
Davis has reviewed 100% of NSLP’s proved developed producing properties located in the various counties located in the state of Oklahoma of the United States. This report presents our assessment of those reserves as of the effective date of this report, December 31, 2014, having completed the evaluation of said estimate of reserves based upon the information presented within this report, on March 5, 2015.
The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210-Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.
We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2014 utilizing a scenario of non-escalated product prices and non-escalated expenses, i.e., prices were not increased and the operational costs were not increased. The present value is presented for your information and should not be construed as an estimate of the fair market value.

1717 St. James Place, Suite 460 Houston, Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com

Worldwide Energy Consultants Since 1924

RALPH E. DAVIS
ASSOCIATES, INC.

Estimated Reserves and Future Net Revenue	March 5, 2015
New Source Energy Partners LP	Page 2
As of December 31, 2014

The results of our study related to our estimate of the Total Proved Developed Producing, Shut-In and Undeveloped Reserves attributable to NSLP and remaining to be produced as of December 31, 2014 are as follows:

Non-Escalated SEC Pricing Scenario
Estimated Reserves and Future Net Income
Net to New Source Energy Partners LP
As of December 31, 2014

	Proved (1P)
	Producing	Shut-In	Undeveloped	Total
Net Reserves
Oil/Condensate-MBbls	1,516.8	—	133.3	1,650.1
Sales Gas-MMCF	25,904.4	—	6,593.4	32,497.8
NGL-MBbls	7,707.5	—	1,544.8	9,252.3

Income Data (M$)
Future Gross Revenue	515,913.4	—	93,493.4	609,406.8
Ad VAlorem Tax	—	—	—	—
Severance Tax	34,275.8	—	4,179.2	38,455.0
Operating Costs	159,249.5	—	22,649.8	181,899.3
Capital Costs	11,431.1	—	36,784.3	48,215.4
Future Net Income (FNI)	310,957.0	—	29,880.0	340,837.0
FNI @ 10%	171,429.2	—	7,861.2	179,290.4
Note: There may be differences in the additions as a result of computer program rounding of numbers.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.
The economic cash flow presentation of the above volumes and revenues are presented for the individual reserve classifications, as well as appropriate summaries, as Exhibit No. I.
DISCUSSION
The scope of this study was to prepare an estimate of the proved reserves attributable to NSLP’s ownership position in the subject properties. Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by NSLP.
The quantities presented herein are estimated reserves of oil and natural gas volumes that geologic and engineering data demonstrate can be recovered from known reservoirs under specific economic conditions with reasonable certainty.
Certain properties have been drilled, completed, and previously produced.
Certain properties which have been drilled are currently shut-in.

Texas Registered Engineering Firm F-1529

RALPH E. DAVIS
ASSOCIATES, INC.

Estimated Reserves and Future Net Revenue	March 5, 2015
New Source Energy Partners LP	Page 3
As of December 31, 2014

The estimated future net revenue and discounted present value associated with the reserves as of December 31, 2014 were prepared utilizing a pricing scenario that is detailed later in this report. Costs of operations were provided by NSLP, the operator of all of the properties, on a field level basis for all fields and on a well by well basis for most of the wells. These costs were reviewed by Davis and are considered to be reasonable. Capital costs were provided by NSLP, were reviewed and deemed reasonable.
This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.
DATA SOURCE
Basic well and field data used in the preparation of this report were furnished by NSLP or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, production history, the existence of contractual obligations to others and similar matters were accepted as presented.
No physical inspection of the properties was made nor any well tests conducted at this time.
Operating cost data were provided by NSLP and were utilized to estimate the direct cost of operation for each property or producing unit. Certain historical costs of operation are charged against a producing unit or group of wells in addition to any individual well costs that may be scheduled for an area.
OWNERSHIP
Ownership interests in the subject properties have been furnished by NSLP and accepted by Davis without independent verification.
RESERVE ESTIMATES
The estimate of reserves included in this report is based primarily upon production history. In addition to individual well production history, well test information when available was utilized in the evaluation. Individual well production histories were analyzed and forecast until a calculated economic limit.
The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.
It should be noted that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. These reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.
Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental

Texas Registered Engineering Firm F-1529

RALPH E. DAVIS
ASSOCIATES, INC.

Estimated Reserves and Future Net Revenue	March 5, 2015
New Source Energy Partners LP	Page 4
As of December 31, 2014

regulations of spills noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances. To the best of the engineers belief, none of the reserves described in this report are negatively impacted as of the date of this report, by any such current regulations.
PRODUCING RATES
For the purpose of this report, estimated reserves are scheduled for NSLP primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.
These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.
PRICING PROVISIONS AND DIFFERENTIALS
Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation are the average of the posted price for the first trading day of each month of WTI Cushing for oil and Henry Hub for gas, for 2014. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.
Crude Oil - The unit prices used throughout this report for crude oil was based upon an initial price of $94.99 per barrel of oil was then held constant for the life of the properties. A pricing differential from this price of -3.17 percent per barrel was applied to reflect priced adjustments of actuals received. This differential was utilized to account for location and grade of crude based upon historical sales information for each producing property and was utilized in this evaluation. This pricing differential was similarly held constant. The future price realized for liquid reserves and crude oil over the producing life of the properties is 91.98 dollars per barrel. Natural Gas Liquids were priced at thirty- eight percent (38.0%) of the existing oil and condensate price for all properties in the evaluation. The average price of the NGLs for the life of the properties is 34.95 dollars per barrel.
Natural Gas - The unit prices used throughout this report for natural gas is based upon an initial price of $4.35 per MMBTU and then held constant for the life pf the properties. A pricing differential of -5.00 percent per MMBTU from this posted price was utilized to account for location and grade of natural gas based upon historical sales information for each producing property and was utilized in this evaluation. This pricing differential was held constant. The average adjusted price of natural gas for the life of the properties was 4.13 dollars per MMBTU.
FUTURE NET INCOME
Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development and work-over costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.
Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and/or major work over

Texas Registered Engineering Firm F-1529

RALPH E. DAVIS
ASSOCIATES, INC.

Estimated Reserves and Future Net Revenue	March 5, 2015
New Source Energy Partners LP	Page 5
As of December 31, 2014

expense were not escalated throughout the remaining producing life of the properties. Neither the cost to abandon properties nor the salvage value of equipment was considered in this report.
Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.
GENERAL
New Source Energy Partners LP has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.
No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.
No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in New Source Energy Partners LP or any other related company or the properties reported on herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.
The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please feel free to contact us if we can be of further service.
We appreciate the opportunity to be of service to you in the matter of this report and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ David G. Cole
David G. Cole
Senior Reservoir Engineer

/s/ Allen C. Barron
Allen C. Barron, P.E.
President

Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION
DEFINITIONS OF RESERVES
The following information is taken from the United States Securities and Exchange Commission:
PART 210-FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975
Rules of General Application
§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.
Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)
Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the

Texas Registered Engineering Firm F-1529

potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)
Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.
Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.
Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.
(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.
(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

1717 St. James Place, Suite 460 Houston, Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com

Worldwide Energy Consultants Since 1924

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.
(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.
(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.
(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.
Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.
Additional Definitions:
Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.
Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.
Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

1717 St. James Place, Suite 460 Houston, Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com

Worldwide Energy Consultants Since 1924